SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------
                                 SCHEDULE 14D-9

                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                 --------------
                     Cunningham Graphics International, Inc.
                            (Name of Subject Company)


                     Cunningham Graphics International, Inc.
                      (Name of Person(s) Filing Statement)
                                 --------------
                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)


                                    231157108
                      (CUSIP Number of Class of Securities)
                                 --------------
                              Michael R. Cunningham
                      President and Chief Executive Officer
                     Cunningham Graphics International, Inc.
                                 100 Burma Road
                          Jersey City, New Jersey 07305
                                 (201) 217-1990
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
             Communications on Behalf of Person(s) Filing Statement)

                                 --------------
                                 With a copy to:

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006
                                 (212) 225-2000

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the "Schedule 14D-9") filed with the Securities and Exchange Commission on May 11, 2000 by Cunningham Graphics International, Inc., a New Jersey corporation (the "Company"), relating to the offer by FIS Acquisition Corp., a New Jersey corporation and a wholly owned subsidiary of Automatic Data Processing, Inc., a Delaware corporation, to purchase all outstanding shares of the common stock of the Company, without par value, for a purchase price of $22 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2000, and in the related Letter of Transmittal. This Schedule 14D-9 is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

     Item 3 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

     In connection with the execution of the MOU described below, on June 1, 2000, Parent, Purchaser and the Company amended the Merger Agreement to reduce the aggregate amount of the Termination Fee payable under the circumstances described in Section 12 of the Offer to Purchase under "The Merger Agreement--Fees and Expenses" by reducing the "termination fee" from $4,000,000 to $2,500,000 and by reducing the amount of the limit on the fees and expenses of Parent and Purchaser related to the Offer, the Merger Agreement and the transactions contemplated thereby that may be reimbursed by the Company from $1,000,000 to $750,000.

Item 4.  The Solicitation or Recommendation.

     Item 4(b)(ii) of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

     With regard to the factor described in point 3, the Board believed that, on balance, the prospects for the Company's long term growth and increase in value considered together with the possible constraints on those prospects and the risks and timing associated therewith supported the Board's conclusions and recommendation.

     With regard to the factor described in point 4, the Board recognized that the level of then recent market prices for the Shares was a factor which detracted from its conclusions. However, the Board was of the view that such market prices did not most accurately reflect the value of the Company as a whole, taking into account the nature of the market for the Shares (in particular their limited liquidity and low trading volume), the trading history of the Shares and other circumstances and when considered together with other factors supporting lower values. The Board believed that its overall consideration of the market for the Shares, on balance, supported the Board's conclusions and recommendation.

     The Board viewed its determinations and recommendations as being based on the totality of the information presented to and considered by the Board. In addition, individual members of the Board may have given different weights to different factors.

Item 8.  Additional Information.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

     On June 1, 2000, Parent, Purchaser and the parties to the Actions entered into a Memorandum of Understanding (the "MOU") which sets forth their agreement in principle providing for the settlement of the Actions on the terms and subject to the conditions set forth therein, which conditions include (i) court approval, (ii) the execution of an appropriate stipulation of settlement and
(iii) the closing of the Merger.

     The MOU provides for, among other things, the amendment of the Merger Agreement and the disclosure by Parent of certain additional information. Parent and Purchaser have also agreed in the MOU not to oppose the application by plaintiff's counsel in the Actions for fees of up to $390,000.

Item 9.  Exhibits

Exhibit 17 Form of Memorandum of Understanding signed by Kenneth Sherman,
           Nat Orme, Michael R. Cunningham, Gordon Mays, Laurence Gerber, James
           J. Cunningham, Arnold Spinner, Stanley Moss, Cunningham Graphics International, Inc., Automatic Data Processing, Inc. and FIS Acquisition Corp.(1)

Exhibit 18 First Amendment, dated as of June 1, 2000, to the Agreement and
           Plan of Merger, dated as of May 2, 2000, by and among Automatic Data Processing, Inc., FIS Acquisition Corp. and Cunningham Graphics International, Inc.(1)


----------------------------

(1) Filed as an exhibit to Amendment No. 2 to Automatic Data Processing, Inc. and FIS Acquisition Corp. Tender Offer Statement on Schedule TO, dated June 1, 2000 and is incorporated herein by reference.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Cunningham Graphics International, Inc.


                                         By: /s/ Michael R. Cunningham
                                             -----------------------------
                                         Name:  Michael R. Cunningham
                                         Title: President and Chief
                                                Executive Officer

Dated: June 1, 2000